Exhibit 99.a(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of AnorMED Inc.

Genzyme
Notice of Offer to Purchase for Cash
all of the outstanding common shares of
AnorMED Inc.
at a price of U.S. $8.55 for each common share
by
Dematal Corp.
a direct wholly-owned subsidiary of
Genzyme Corporation

        Dematal Corp. (the "Offeror"), a direct wholly-owned subsidiary of Genzyme Corporation, is offering (the "Offer") to purchase for cash all of the issued and outstanding common shares (the "AnorMED Shares") of AnorMED Inc. ("AnorMED"), including any AnorMED Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time (as defined below) upon the exercise of any existing options of AnorMED or other rights to acquire AnorMED Shares, at a price of U.S.$8.55 per AnorMED Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and accompanying Circular dated September 1, 2006 and the Letter of Transmittal and Notice of Guaranteed Delivery (collectively, the "Offer Documents"). Copies of the Offer Documents are being filed today with securities regulatory authorities in Canada and the United States and should be made available by such authorities through the Internet at www.sedar.com or www.sec.gov. The Offer is made only for the AnorMED Shares and is not made for any options or other rights to acquire AnorMED Shares.

        THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 12:01 A.M. (VANCOUVER TIME) ON OCTOBER 7, 2006 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN BY THE OFFEROR.

        The AnorMED Shares are listed under the symbol "AOM" on the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX"). On August 29, 2006, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the closing price of the AnorMED Shares was Cdn.$5.55 on the TSX and U.S.$5.03 on the AMEX. The Offer represents a premium of approximately 71% and 70%, respectively, over the closing prices of the AnorMED Shares on the TSX (based on the Bank of Canada noon spot rate on August 29, 2006 of Cdn.$1.00 = U.S.$0.9005) and the AMEX on August 29, 2006.

        The Offer is subject to certain conditions which are described in the Offer to Purchase, including there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of AnorMED Shares which constitutes not less than 66 2/3% of the outstanding AnorMED Shares (on a fully-diluted basis) (the "Minimum Tender Condition").

        Subject to applicable law, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any AnorMED Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time. The Offeror may elect to make available a subsequent offering period, which is an additional period of time following the expiration of the initial offering period (i.e., a period of time starting after the first date upon which AnorMED Shares are taken up by the Offeror) during which holders of AnorMED Shares ("Shareholders") may accept the Offer. The Offeror may elect to extend the Offer or offer a subsequent offering period by giving notice of such extension or subsequent offering period to the Shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and the United States and which should also be made available by such authorities through the Internet at www.sedar.com or www.sec.gov. The Offeror does not currently intend to make available a subsequent offering period, although it reserves the right to do so.

        If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the issued and outstanding AnorMED Shares (on a fully-diluted basis), other than AnorMED Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the Canada Business Corporations Act ("CBCA")), the Offeror intends, to the extent possible, to acquire, on the same terms and at the same price for which the AnorMED Shares were acquired under such Offer, pursuant to section 206 of the CBCA and otherwise in accordance with applicable laws, the remainder of the AnorMED Shares from those Shareholders who have not accepted the Offer (a "Compulsory Acquisition").

        If the Offeror takes up and pays for AnorMED Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror intends to pursue other lawful means of acquiring the remainder of the AnorMED Shares not tendered to the Offer. Upon the Offeror taking up and paying for more than 66 2/3% of the outstanding AnorMED Shares (on a fully-diluted basis) under the Offer, the Offeror intends to acquire the balance of the AnorMED Shares not tendered to the Offer as soon as practicable, but in any event not later than 120 days after the Expiry Date, by way of amalgamation, statutory arrangement, capital reorganization or other transaction involving AnorMED and the Offeror or an affiliate of the Offeror to acquire the remaining AnorMED Shares not acquired pursuant to the Offer for cash consideration per AnorMED Share equal in value to the consideration paid by the Offeror under the Offer (a "Subsequent Acquisition Transaction"). The timing and details of any such transaction will depend on a number of factors, including the number of AnorMED Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the AnorMED Shares deposited under the Offer, the Offeror should own sufficient AnorMED Shares to effect a Subsequent Acquisition Transaction.

        The Offer may be accepted by delivering to CIBC Mellon Trust Company (the "Depositary") or Mellon Investor Services LLC (the "U.S. Forwarding Agent"), at or prior to the Expiry Time, (a) certificate(s) representing the AnorMED Shares to be accepted; (b) a properly completed and duly executed Letter of Transmittal; and (c) all other required documents in accordance with instructions set out in the Letter of Transmittal. The Letter of Transmittal will accompany the Offer and will specify the offices of the Depositary and U.S. Forwarding Agent at which valid deposits under the Offer may be made. Alternatively, Shareholders may accept the offer (1) by following the procedures for book-entry transfer of AnorMED Shares established by the Canadian Depository for Securities Limited ("CDS") or The Depository Trust Company ("DTC") (and, in the case of a book-entry transfer into the Depositary's account at DTC, delivering a properly completed Letter of Transmittal or an agent's message transmitted by DTC); or (2) by following the procedure for guaranteed delivery and using a Notice of Guaranteed Delivery, each as described in the Offer to Purchase and Circular. Shareholders whose AnorMED Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such shares under the Offer.

        For purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment AnorMED Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such AnorMED Shares for payment pursuant to the Offer.

        AnorMED Shares deposited under the Offer may be withdrawn upon receipt by the Depositary or the U.S. Forwarding Agent, as applicable, of a written or printed copy of the notice of withdrawal which specifies the name of the depositing Shareholder, the number of AnorMED Shares to be withdrawn, the name of the registered holder, if different from that of the depositing Shareholder, and the certificate number shown on each certificate representing the AnorMED Shares to be withdrawn (i) at any time before the AnorMED Shares have been taken up by the Offeror pursuant to the Offer, (ii) if the AnorMED Shares have not been paid for by the Offeror within three business days after having been taken up, (iii) up until the tenth day following the day the Offeror files a notice announcing that it has changed or varied the Offer unless, among other things, prior to filing the notice the Offeror had taken up the AnorMED Shares or the change in the Offer consists solely of an increase in the consideration offered and the Offer is not extended for more than ten days, and (iv) if the Offeror has not taken up the AnorMED Shares within 60 days of the commencement of the Offer, at any time after the 60-day period until the Offeror does take up the AnorMED Shares. If AnorMED Shares have been deposited pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn AnorMED Shares or otherwise comply with the procedures of CDS or DTC, as applicable.

        The receipt of cash for AnorMED Shares pursuant to the Offer will be a taxable transaction for Canadian and United States federal income tax purposes. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.

        The Offeror will finance the Offer with existing cash on hand.

        A request will be made today to AnorMED for the use of AnorMED's Shareholder list and security position listings for the purpose of disseminating the Offer Documents to Shareholders. Upon compliance by AnorMED with this request, the Offer Documents and other relevant materials will be mailed to record holders of AnorMED Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the AnorMED Shareholder list. If the AnorMED Shareholder list provided to the Offeror includes beneficial owners pursuant to Rule 14d-5(c)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Offer Documents and other relevant materials may be mailed directly to beneficial holders.

        The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents and is not being made to (nor will deposits be accepted from or on behalf of) Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act, as amended, is contained in the Offer Documents and the Tender Offer Statement on Schedule TO filed by the Offeror and Genzyme Corporation with respect to the Offer (available at www.sec.gov) and is incorporated herein by reference in its entirety. The Offer Documents contain important information that Shareholders should read carefully before making any decision with respect to the Offer.

        Copies of the Offer Documents can be obtained without charge from Innisfree M&A Incorporated (the "Information Agent"), the Depositary or the U.S. Forwarding Agent. Questions and requests for assistance may be directed to, the Depositary, the U.S. Forwarding Agent, the Information Agent or UBS Securities Canada Inc. or UBS Securities LLC, the dealer managers for the Offer in Canada and the United States, respectively. The contact information for these parties is set out below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier	By Facsimile Transmission
P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9	416-643-3148

Telephone: 416-643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

By Registered Mail, by Hand or by Courier

Vancouver
1066 West Hastings Street
16th Floor
Vancouver, BC V6E 3X1

The U.S. Forwarding Agent is:

Mellon Investor Services LLC
By Mail, Registered Mail, Hand or Courier
120 Broadway, 13th Floor
New York, New York 10027
Toll Free: 1-800-777-3674

The Dealer Managers for the Offer are:

In Canada	In the United States
UBS Securities Canada Inc.	UBS Securities LLC
161 Bay Street, Suite 4100	299 Park Avenue
Toronto, ON M5J 2S1	New York, NY 10171
Telephone: 416-350-2201	Telephone: 1-877-299-7215

The Information Agent for the Offer is:

Innisfree
501 Madison Avenue, 20th Floor
New York, NY 10022

Shareholders Call Toll-Free: 1-877-456-3402
(for English), 1-877-825-8777 (for French)

Banks and Brokers Call Collect: (212) 750-5833

September 1, 2006